HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 22, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]
05010706

SUPPL

12g3-2 (b) filing number: 82-3636

Re: Sale of Tansaş

A Share Purchase Agreement was signed on August 18, 2005 between Koç Holding A.Ş., its affiliate Migros Türk Ticaret A.Ş. and Doğus Holding A.S., certain Doğus Group companies, Garanti Bank and Ana Konut A.Ş. regarding the sale of Garanti Bank's 24.11% stake and Ana Konut Danışmanlık A.Ş's 3.1% stake in Tansaş Perakende Mağazacılık Ticaret A.Ş (TANSAŞ). Within the framework of the agreement, the entire Tansaş shares that were in Doğuş Group's ownership, corresponding to 70.77% of total Tansaş capital will be subject to the share transfer.

The sale price was calculated off a total enterprise value of US$547,000,000 for 100% of the company. US$318,474,389 of the total consideration will be paid at closing, of which 24.11% will be paid to Garanti Bank and 3.1% will be paid to Ana Konut A.Ş. The remaining US$88,465,108 will be paid to Garanti Bank and Anakonut at the percentages that are set above in ten equal installments in 5 years semi-annually; taking into account the interest cost.

Following the share transfer, which is subject to approval from the Competition Board, the buyers will make a tender offer to minority shareholders in accordance with CMB's communiqué on principles regarding proxy voting at shareholders' meetings of publicly held joint stock corporations, proxy solicitation and tender offer. The transfer price can be subject to adjustments in line with the common practices following a detailed due diligence.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Funda Gungor
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 22, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Re: Strategic sale of Garanti Bank

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

Dogus Group announced that it has entered into exclusive negotiations with GE Consumer Finance (GECF), the global consumer finance business of GE, regarding the sale of 50 per cent of the Group's interest in Garanti Bank.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Funda Gungor
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations